UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CervoMed Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

15713L 109

(CUSIP Number)

Joshua S. Boger, Ph.D.

c/o CervoMed Inc.

20 Park Plaza, Suite 424

Boston, MA 02116

(617) 744-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.    ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15713L 109      SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Joshua S. Boger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
☐
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
216,817 (1)
	8	SHARED VOTING POWER
344,492 (2) (3)
	9	SOLE DISPOSITIVE POWER
216,817 (1)
	10	SHARED DISPOSITIVE POWER
344,492 (2) (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
561,309 (1) (2) (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
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13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9% (4)
14	TYPE OF REPORTING PERSON
IN

(1)	Consists of shares of common stock, par value $0.001 per share (“Common Stock”), of CervoMed Inc. (the “Issuer”) owned directly by the Reporting Person.

(2)

Consists of (i) 148,744 shares of Common Stock held by The Joshua S. Boger 2021 Trust DTD 12/09/2021 (the “JSB 2021 Trust”), of which the Reporting Person is the sole trustee and (ii) 195,748 shares of Common Stock held by The Amy S. Boger 2021 Trust, of which the Reporting Person is the sole trustee. The Reporting Person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

(3)

Excludes 495,995 shares of Common Stock underlying pre-funded warrants held by the JSB 2021 Trust which are subject to certain limitations with respect to any exercise that would result in the Reporting Person beneficially owning in excess of 9.99% of the outstanding Common Stock after giving effect to such exercise.

(4)

Percentage ownership is based on 5,674,520 shares of Common Stock outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the three-month period ended September 30, 2023 filed with the Securities and Exchange Commission on November 13, 2023.

Item 1. Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of CervoMed Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 20 Park Plaza, Suite 424, Boston, MA 02116.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by Joshua S. Boger (the “Reporting Person”).

(b)	The Reporting Person’s business address is c/o CervoMed Inc., 20 Park Plaza, Suite 424, Boston, MA 02116.

(c)	Effective as of February 7, 2024, the Reporting Person is a member and the non-executive chairperson (the “Chair”) of the board of directors of the Issuer (the “Board”).

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

As more fully described in Items 4 and 6 below, on March 30, 2023, the Issuer, Dawn Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Issuer (“Merger Sub”), and EIP Pharma, Inc., a Delaware corporation (“EIP”), entered into an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”), pursuant to which, among other things, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, at the effective time of the merger (the “Effective Time”), Merger Sub merged with and into EIP, with EIP continuing as a wholly-owned subsidiary of Issuer and the surviving corporation of the merger (the “Merger”). The closing of the Merger occurred on August 16, 2023 (the “Closing Date”) and, at the Effective Time, the Issuer filed an amendment to its certificate of incorporation to change its name from “Diffusion Pharmaceuticals Inc.” to “CervoMed Inc.”

Pursuant to the terms of the Merger Agreement, effective as of the Closing Date and after giving effect to the Merger exchange ratio of 0.1151 shares of Common Stock for each share of EIP capital stock and a 1-for-1.5 reverse stock split of the Common Stock implemented by the Issuer immediately prior to the Effective Time (as applicable):

●

823,407 shares of EIP common stock, 694,652 shares of EIP Series A-2 preferred stock, and 365,670 shares of EIP common stock issued upon conversion of EIP convertible notes, in each case, owned directly by the Reporting Person converted into the right to receive, in the aggregate, 216,817 shares of Common Stock.

●

472,303 shares of EIP common stock and 820,000 shares of EIP common stock issued upon conversion of EIP convertible notes, in each case, owned by The Joshua S. Boger 2021 Trust DTD 12/09/2021 (the “JSB 2021 Trust”) converted into the right to receive, in the aggregate, 148,744 shares of Common Stock. The Reporting Person is the sole trustee of the JSB 2021 Trust.

●

1,700,680 shares of EIP common stock issued upon conversion of EIP convertible notes owned by The Amy S. Boger 2021 Trust (the “ASB 2021 Trust”) converted into the right to receive, in the aggregate, 195,748 shares of Common Stock. The Reporting Person is the sole trustee of the ASB 2021 Trust.

●

3,428,571 shares of EIP Series B preferred stock and 880,689 shares of EIP common stock issued upon conversion of EIP convertible notes, in each case, owned by the JSB 2021 Trust converted into the right to receive a pre-funded warrant to purchase, in the aggregate, 495,995 shares of Common Stock at an exercise price of $0.001 per share (the “Pre-Funded Warrant”).

The Pre-Funded Warrants are subject to certain limitations with respect to any exercise that would result in the Reporting Person beneficially owning in excess of 9.99% of the outstanding Common Stock after giving effect to such exercise and, accordingly, are excluded from the Reporting Person’s beneficial ownership reported in this Schedule 13D. The foregoing description of the Pre-Funded Warrant is qualified in its entirety by reference to the full text of the form of Pre-Funded Warrant, a copy of which is filed as Exhibit 2 to this Schedule 13D and incorporated herein by reference.

Item 4. Purpose of the Transaction

The response to Item 3 of this Schedule 13D is incorporated by reference herein. All of the Common Stock to which this Schedule 13D relates was acquired by the Reporting Person as a result of the transactions completed pursuant to the Merger Agreement.

The Reporting Person holds his securities of the Issuer for investment purposes in the ordinary course of his business of investing in securities for his own accounts. Effective February 7, 2024, the Reporting Person serves as a director and as Chair of the Board of the Issuer. In such capacity, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Schedule 13D.

Except as set forth in this Schedule 13D, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a, b)

The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated herein by reference. As of the date of this Schedule 13D, the Reporting Person may be deemed to beneficially own, in the aggregate, 561,309 shares of Common Stock, which represents approximately 9.9% of the shares of Common Stock outstanding. The Reporting Person disclaims beneficial ownership of the securities held by the ASB 2021 Trust and the JSB 2021 Trust, except as to his pecuniary interest therein (if any) and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 13 or for any other purpose.

The foregoing beneficial ownership percentage is based on a total of 5,674,520 shares of Common Stock outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the three-month period ended September 30, 2023 filed with the Securities and Exchange Commission on November 13, 2023.

(c) The response to Item 3 is incorporated by reference herein. The Reporting Person was involved in the Merger as a security holder of EIP. Except as set forth in this Schedule 13D, no transactions in the shares of Common Stock have been effected by the Reporting Person within the past 60 days.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Person, no other person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pre-Funded Warrant. The response to Item 3 relating to the Pre-Funded Warrant is incorporated by reference herein.

Lock-Up Agreement. Concurrently with the execution of the Merger Agreement, the Reporting Person entered into a lock-up agreement (the “Lock-Up Agreement”), pursuant to which the Reporting Person has agreed not to, except in limited circumstances, transfer, grant an option with respect to, sell, exchange, pledge or otherwise dispose of, or encumber any shares of the Common Stock for six months following the effective time of the Merger. The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is filed as Exhibit 3 to this Schedule 13D and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Name
1.

Agreement and Plan of Merger, dated as of March 30, 2023, by and among Diffusion Pharmaceuticals Inc., Dawn Merger Sub, Inc. and EIP Pharma, Inc. (Incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 30, 2023).

2.	Form of Pre-Funded Warrant (Incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 17, 2023).
3.	Form of Lock-Up Agreement, dated March 30, 2023 (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 30, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 9. 2024	/s/ Joshua S. Boger, Ph.D.
Joshua S. Boger, Ph.D.